UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Investment Company Act File Number: 811-05127
NOTIFICATION OF LATE FILING
(CHECK ONE):
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K
☐ Form 10-Q ☐ Form 10-D ☑ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I—REGISTRANT INFORMATION
Advance Capital I, Inc.
Full Name of Registrant (Former Name if Applicable)
One Towne Square, Suite 444
Address of Principal Executive Office (Street and Number)
Southfield, MI 48076
City, State and Zip Code
PART II—RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
n/a	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Advance Capital I, Inc. (the “Company”) is unable to timely file its Forms N-SAR and N-CSR, without unreasonable effort and expense, due to the following reason. During 2007 and 2008, three of the Company’s mutual funds, the Equity Growth Fund, Balanced Fund, and Retirement Income Fund (the “Funds”), were involved in a securities lending program. In late 2008, the Company determined that its investment adviser had incorrectly valued certain fixed income securities that had been purchased with the cash collateral provided in connection with the lending program of each Fund and that as a result the net asset value (“NAV”) per share for each Fund involved in the securities lending program had been overstated for significant periods of time. The impact of this overstatement on the shareholders of each Fund has been corrected and the adviser has agreed to reimburse each Fund for any losses that the fund may have incurred from the NAV overstatements. In addition, and as a further result, the Company has determined that certain financial statements and financial highlights information contained in the Company’s N-CSR report for the year ended December 31, 2007, which will appear in the Company’s N-CSR and N-SAR reports for the year ended December 31, 2008, were affected and that restatement of such financial statements and financial highlights information is appropriate in order to make the 2008 N-CSR and 2008 N-SAR reports accurate. The Company has been unable, without unreasonable effort and expense, to compile all pertinent information necessary to restate this 2007 financial information by the deadline for filing of its N-CSR and N-SAR reports for the year ended December 31, 2008.
The Company’s Form N-SAR and N-CSR will be filed on or before the fifteenth calendar day following the prescribed due date.
PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Robert J. Cappelli (Name)	(248) (Area Code)	350-8543 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     ☐ Yes ☑ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Advance Capital I, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 2, 2009	By:	/S/ ROBERT J. CAPPELLI
Robert J. Cappelli
President and Treasurer

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